May 17, 2012

Peggy Kim, Esq. Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:	USA Technologies, Inc. Preliminary Proxy Statement on Schedule 14A Filed on May 3, 2012 File No. 1-33365

Dear Ms. Kim:

On behalf of USA Technologies, Inc. (the “Company”), this letter responds to the comments set forth in your letter to me dated May 15, 2012 regarding the Company’s filing listed above.  For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below such comments:

Schedule 14A

General

1.
Please revise to include a background discussion of the contacts between the participants and the issuer during the time leading up to the current proxy solicitation.  Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

Peggy Kim
May 17, 2012

RESPONSE:

In response to the Staff’s comment, the proxy statement has been revised to include a background discussion of the contacts between the participants and the issuer, and a description of the Company’s response to contacts made by the participants.

Item 1 -- Election of Directors, page 13

2.
We note that you reserve the right to vote for unidentified substitute nominees.  Please confirm for us that should you identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

RESPONSE:

The Company hereby confirms that it will file an amended proxy statement in the event that it identifies or nominates substitute nominees to include the required disclosure relating to such substitute nominees.

3.
We note your statement that the Board consists of 9 directors, 7 of whom are independent; however, you list only eight directors.  Please revise to reconcile this discrepancy, or advise us. Please also revise to clarify which nominees are independent.

RESPONSE:

In response to the Staff’s comment, the proxy statement has been revised to identify the independent directors.  We supplementally advise the staff that while the Board currently consists of nine members, only eight of the nine are standing for re-election.  The Company is in the process of considering an additional candidate and expects to nominate another individual to be an independent director prior to the mailing of the definitive proxy statement. Information concerning that nominee will be included in the proxy statement to be mailed to shareholders.

Item 3 -- Approval of 2012 Stock Incentive Plan, page 17

4.	Please revise to include the information required by Item 10(a)(2) and (c) of Schedule 14A.

Peggy Kim
May 17, 2012

RESPONSE:

In response to the Staff’s comment, the proxy statement has been revised to include the information required by Item 10(a)(2) and (c) of Schedule 14A.

Cost of Soliciting Proxies, page 29

5.
We note that proxies may be solicited by electronic or regular mail, by telephone, by advertisement, via the Internet, by facsimile, or personally.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

RESPONSE:

The Company hereby confirms its understanding that all written soliciting information must be filed under cover of Schedule 14A in accordance with Rule 14a-b(b) and (c).

6.	We note that you have not disclosed the cost information. Please revise to include the estimated cost information in your next amendment.

RESPONSE:

In response to the Staff’s comment, the proxy statement has been revised to include the estimated costs of soliciting proxies.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Peggy Kim
May 17, 2012

Please direct any questions to me at (215) 864-8606 or to Gerald Guarcini at (215) 864-8625.

Sincerely,

/s/ Justin P. Klein

Justin P. Klein